SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Rag Shops, Inc.
(Name of Subject Company)

Rag Shops, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

750624108
(CUSIP Number of Class of Securities)

Jeffrey C. Gerstel
President
Rag Shops, Inc.
111 Wagaraw Road
Hawthorne, New Jersey 07506
(973) 423-1303
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Steven R. Kamen, Esq.
Sills Cummis Epstein & Gross P.C.
One Riverfront Plaza
Newark, New Jersey 07102
(973) 643-7000

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.